SUB-ITEM 77K: Changes in Registrant’s certifying accountant

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 15, 2013, the Audit Committee of the Board of Trustees (the “Trustees”) of The Market Opportunity Fund (the “Fund”) recommended, and the Trustees appointed, BBD LLP as the Fund’s independent registered public accounting firm for the fiscal year ended April 30, 2013. The financial statements of ETF Market Opportunity Fund, a series of the Aviemore Trust (the “Predecessor Fund”), were audited by another independent registered public accounting firm. The previous reports issued by the other audit firm on the Fund’s financial statements for the fiscal years ended April 30, 2011 and April 30, 2012 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.